Exhibit 21.1

SIGNIFICANT SUBSIDIARIES

Organized Under the Laws of
Keysight Technologies Australia Pty. Ltd.	Australia
Keysight Technologies Canada Inc.	Canada
Keysight Technologies (China) Company Ltd.	China
Keysight Technologies World Trade, Inc.	Delaware
Keysight Technologies France SAS	France
Keysight Technologies Deutschland GmbH	Germany
Keysight Technologies India Pvt.Ltd	India
Keysight Technologies Italia S.r.l.	Italy
Keysight Technologies Japan G.K.	Japan
Keysight Technologies Luxembourg S.a.r.l.	Luxembourg
Agilent Technologies LDA Malaysia Sdn. Bhd.	Malaysia
Keysight Technologies Sales (Malaysia) Sdn. Bhd.	Malaysia
Keysight Technologies Singapore (Sales) Pte. Ltd.	Singapore
Keysight Technologies Singapore (Holding) Pte. Ltd.	Singapore
Keysight Technologies Singapore (International) Pte. Ltd.	Singapore
Agilent Technologies UK Limited	United Kingdom